STATE OF NEW YORK

COUNTY OF NEW YORK

I, DIANE STRONG, BEING DULY SWORN, DEPOSE AND SAY:

1.

I RESIDE IN BROOKLYN, NEW YORK.

2.

I AM EMPLOYED BY AMERICAN STOCK TRANSFER & TRUST

COMPANY, 59 MAIDEN LANE, NEW YORK, NY 10038.

3.

I HEREBY CERTIFY THAT I MAILED ON MAY 26, 2006

       EXHIBIT A TO ALL SHAREHOLDERS* OF

CANADA SOUTHERN PETROLEUM LTD.

4.

EXHIBIT A

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DIRECTOR CIRCULAR

*English & French Versions to

  Quebec shareholders

Signed “Diane Strong”

DIANE STRONG

SWORN TO AND SUBSCRIBED BEFORE ME

THIS 29TH DAY OF MAY, 2006

George Karfunkel

Notary Public, State of New York

No. 24 - 4640375

Qualified in Kings County

Commission Expires MARCH 31, 2010

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